99% Progress: rare Basquiat painting

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>

to me

Hi Sam,

Wanted to flag our latest offering from Jean-Michel Basquiat, since I noticed you haven't invested yet. The offering is at 99% progress, so if you're looking to add exposures, consider now.

Basquiat has remained the top-selling contemporary artist at auction for three years running, and already has more than $130M in auction sales this year alone.

Our Basquiat acquisitions have seen positive trends, too. Over 21,000 investors, across 7 different Basquiat offerings, saw the valuation on works they invested in go up. In some cases, the internally appraised value of the painting went up by millions of dollars from the initial offering size!*

Our latest Basquiat offering is a rare three-dimensional painting, and was created as part of a pair with another piece by the artist in the Masterworks collection, *Black*.

Learn more here and view the offering circular below.

99% PROGRESS

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services on an ongoing basis, and obtains an independent review of appraisals by a third-party appraiser on an quarterly basis. The objective of an appraisal is to determine the Fair Market Value ("FMV") of the subject artwork, which is equal to the price property would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, consistent with the standards set forth in IRS Publication 561. The FMVs determined by Masterworks' appraisals are only valid as of the effective date of such appraisals and do not reflect any sales of objects conducted after the effective date. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values. FMV includes expected buyer's premium and estimated transaction commissions. FMV is measured principally by the Sales Comparison Approach, a relative value comparison basis on sales transactions involving similar objects. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice developed by the Appraisal Standards Board of the Appraisal Foundation, although it is noted that there are potential conflicts of interest given that some or all individual members of the appraisal committee are employees of Masterworks and Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform.

*Not all works with an increased internal valuation are included in the set of similar sale to the offering which comprise paintings by Jean-Michel Basquiat with the following criteria: Works on wood executed from 1984 to present, that measure between 25 inches by 25 inches to 75 inches by 75 inches.

Progress reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.